[redacted]

05037485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BD 3/9

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MIDWEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 W. JEFFERSON, SUITE 102

(No. and Street)

BLOOMINGTON	ILLINOIS	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JENNIFER PRATT (309) 820-7444

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD W. PHILLIPS CPA

(Name – *if individual, state last, first, middle name*)

1600 HUNT DRIVE, SUITE B, NORMAL, IL 61761

(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH. DC
179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

19

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/2005

OATH OR AFFIRMATION

I, JENNIFER PRATT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST MIDWEST SECURITIES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

OFFICIAL SEAL
KETTRA J BAKER
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 03/22/2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MIDWEST SECURITIES, INC

(A Wholly Owned Subsidiary of The Investment Company, Inc.)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2004 AND 2003

Richard W.
Phillips,
CPA

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

TABLE OF CONTENTS
DECEMBER 31, 2004 AND 2003

Richard W. Phillips, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First Midwest Securities, Inc.

We have audited the accompanying statement of financial position of First Midwest Securities, Inc. as of December 31, 2004 and the related statement of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2003 financial statements were audited by other auditors who expressed an unqualified opinion in their report dated February 7, 2004.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Management's procedures for safeguarding securities have also been reviewed. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Midwest Securities, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Richard W. Phillips, CPA
January 24, 2005

1600 Hunt Drive, Suite B, Normal, Illinois 61761 • Phone: (309) 452-2417 • FAX: (309) 888-9261
305 West Washington, Pontiac, Illinois 61764 • Phone: (815) 842-2138 • FAX: (815) 844-1943
Member Illinois CPA Society and American Institute of Certified Public Accountants

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statements of Financial Position
December 31, 2004 and 2003

	2004			2003		
ASSETS	Allowable	Non-Allowable	Total	Allowable	Non-Allowable	Total
Current Assets:						
Cash-note 3	$ 256,794	$ -	$ 256,794	$ 188,141	$ -	$ 188,141
Commission and related receivable-note 4	488,274	18,414	506,688	275,949	82,335	358,284
Due from parent company	-	108,776	108,776	-	-	-
Other assets and receivables	-	12	12	-	388	388
Deferred tax benefit	-	-	-	-	2,720	2,720
Total Current Assets	745,068	127,202	872,270	464,090	85,443	549,533
Other Assets:						
Equipment net of accumulated depreciation	-	134	134	-	-	-
Security deposit with clearing house	61,741	-	61,741	76,790	-	76,790
TOTAL ASSETS	$ 806,809	$ 127,336	$ 934,145	$ 540,880	$ 85,443	$ 626,323
LIABILITIES AND STOCKHOLDERS EQUITY						
Current Liabilities:						
Accounting fees payable			$ 4,500			$ 4,500
Management fees payable -note 5			13,637			21,320
Federal income taxes payable to parent -notes 5 and 6			183,389			109,018
State income taxes payable to parent -notes 5 and 6			30,134			18,147
Total Liabilities			231,660			152,985
Stockholders Equity:						
Common stock - no par value, 15,000 shares authorized; 12,073 and 9,540 shares issued and outstanding in 2004 and 2003 respectively -note 8			229,435			229,435
Retained earnings (deficit)			473,050			243,903
Total Stockholders Equity			702,485			473,338
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$ 934,145			$ 626,323

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statements of Operations and Retained Earnings
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenue:		
Securities commissions		
- Listed stock	$ 658,488	$ 242,646
- OTC stock	1,107,253	1,057,293
- Mutual funds	758,472	761,640
- Options	156,909	103,842
- Bonds	1,193,339	456,541
Total Securities Commissions	3,874,461	2,621,962
Variable Annuity Commissions	700,905	481,670
Private Placements Fees	-	84
Limited Partnership Commissions	107,778	43,946
Due Diligence Fees	3,280	(367)
Inventory- Trading Profits	519,530	325,977
Life Insurance Commissions	3,980	75,221
Registered Investment Advisory Fees	319,096	171,883
Miscellaneous Income	153,513	146,398
Total Revenues	5,682,543	3,866,774
Expenses:		
Commissions to Parent Company -note 5	4,899,846	3,090,361
Principal Clearance	321,199	195,758
Quote Service Rental	1,725	5,393
Registration Fees	25,284	88,667
Signature Guarantee Service	1,064	920
Other General and Administrative Expenses -page 12	98,369	126,267
Total Expenses	5,347,487	3,507,366
Operating Income (Loss)	335,056	357,367
Other Income (Expense)		
Interest Income	50,185	48,329
Interest Expense	(3,793)	(407)
Total Other Income (Expense)	46,392	47,923
Income Before Taxes	381,448	405,290
Income Tax Expense -note 6	152,301	162,880
Net Income (Loss) for the Year	229,147	242,410
Retained Earnings - Beginning of Year	243,903	1,492
Retained Earnings (Deficit) - End of Year	$ 473,050	$ 243,902

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash Flow from Operating Activities		
Net Income (loss)	229,147	$ 242,410
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	16	-
Decrease (Increase) in Deferred Tax Benefit	2,720	10,912
Change in Current Assets and Liabilities		
Decrease (Increase) in		
Commissions and related receivables	(148,404)	(193,701)
Due from Parent Company - note 5	(108,776)	-
Other assets and receivables	376	42,347
Increase (Decrease) in		
Commissions payable -note 5	-	(156,042)
Accounting Fees Payable	-	300
Management Fees Payable -note 5	(7,683)	10,375
Income Taxes Due Parent -note 6	86,358	151,967
Net Cash Provided by (Used for) Operating Activities	53,754	108,568
Cash Flow from Financing Activities		
Increase in Security Deposits	15,049	(20,212)
Purchase of Equipment	(150)	-
Net Cash Provided by (Used for) Financing Activities	14,899	(20,212)
Net Increase (decrease) in Cash	68,653	88,356
Cash at Beginning of Year	188,141	99,785
Cash at End of Year -note 3	$ 256,794	$ 188,141

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Midwest Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The Company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For the years ended December 31, 2003, these differences relate to operating loss carry-forwards. The deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Advertising

Advertising costs are charged to operations when incurred and amounted to $39,766 and $20,164 for 2004 and 2003, respectively.

NOTE 2 – CORPORATE HISTORY

First Midwest Securities, Inc. was formally known as Ablestrong Securities, Inc. Ablestrong Securities, Inc. was incorporated in 1987 and was a wholly owned subsidiary of Ablestrong Financial Group, Inc. in November 1989, The Investment Company,Inc. acquired Ablestrong Securities, Inc. on December 12, 1989 and changed its name to First Midwest Securities, Inc.

First Midwest Securities, Inc. is registered as a licensed broker to deal in securities.

NOTE 3 – CASH

The following is a summary of cash as of December 31, 2004 and December 31, 2003.

	2004			2003
	Allowable	Non-Allowable	Total	Total
Checking	$ 256,794	$ -	$ 256,794	$ 188,141
Money Market	-	-	-	-
Risk Trading Account	-	-	-	-
Total	$ 256,794	$ -	$ 256,794	$ 188,141

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003

NOTE 4- COMMISSIONS AND RELATED RECEIVABLES

The following is a summary of commissions and related receivables as of December 31, 2004 and 2003:

	2004			2003
	Allowable	Non-Allowable	Total	Total
Securities Commissions:				
Mutual Fund Commissions	$ 2,445	$ 7,118	$ 9,563	$ 17,431
Clearing Houses	383,608	-	383,608	163,623
	386,053	7,118	393,171	181,054
Variable Annuity Commissions	13,792	563	14,355	12,178
Limited Partnerships	-	-	-	-
Other Receivables	88,429	119,521	207,950	165,052
Total	$ 488,274	$127,202	$ 615,476	$ 358,284

NOTE 5- RELATED PARTY TRANSACTIONS: DUE FROM/TO PARENT COMPANY

The following is a summary of the amounts to be collected from (paid to) First Midwest Securities, Inc.'s parent company (The Investment Company, Inc):

	2004	2003
Commissions and Management Fees Payable to Parent	$ 13,637	$ 21,320
Corporate Income Tax Payable		
Federal	$ 183,389	$ 109,018
State	$ 30,134	18,147
Total Income Taxes Payable	$ 213,523	$ 127,165

Commissions and Management Fees

First Midwest Securities, Inc. pays commissions and management fees to its parent, who employs the related individual brokers. The amount due to the parent is generally 91% of all commissions and advisory fees earned by First Midwest Securities, Inc. For the years ended December 31, 2004 and December 31, 2003, fees and commission expense under this arrangement amounted to $4,899,846 and $3,090,361, respectively. Commissions and management fees payable to the parent company as of December 31, 2004 and 2003 amounted to $13,637 and $21,320, respectively.

FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003

NOTE 5- RELATED PARTY TRANSACTIONS: DUE FROM (TO) PARENT COMPANY – continued

Rent

First Midwest Securities, Inc. is provided office space at no charge from parent company.

Other

First Midwest Securities, Inc. pays its parent company for telephone expenses incurred, and for its share of consolidated federal income taxes. (See also notes 6 and 9).

NOTE 6- INCOME TAXES

First Midwest Securities, Inc. files a consolidated federal income tax return with its parent company (The Investment Company, Inc.). Income taxes reflected in these financial statements included only First Midwest Securities, Inc.'s portion of the total income taxes of the consolidated return.

The following are the components of income tax expenses for 2004 and 2003:

	2004			2003
	Federal	State	Total	Total
Income Tax Payable	$ 121,410	$ 30,891	$ 152,301	$ 162,880
Deferred Income Tax	-	-	-	-
Total Income Tax Expenses	$ 121,410	$ 30,891	$ 152,301	$ 162,880

For the year ended December 31, 2003 it is reasonable certain that the temporary differences relating to taxable income and accounting income will reverse in future years. Therefore, no valuation allowance is needed. Using a combined federal and State tax rate of 28.5%, the deferred tax assets amounted to:

	2004			2003
	Federal	State	Total	Total
Deferred Tax Asset				
Net operating Losses	$ -	$ -	$ -	$ 2,720

NOTE 7- NET CAPITAL

First Midwest Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are $100,000, for brokers who receive securities, but who do not generally carry customer's accounts. First Midwest Securities, Inc. has complied with these requirements for the years ended December 31, 2004 and 2003.

Because First Midwest Securities, Inc. cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

NOTE 8- STOCKHOLDER'S EQUITY

For the years ended December 31, 2004 and 2003, there were 15,000 shares authorized of no par value common stock. For the year ended December 31, 2004 and 2003, there were 12,073 and 12,073 shares issued and outstanding respectively.

NOTE 9- ADDITIONAL CASH FLOW DISCLOSURES

Income taxes in the amount of $63,224 and $0, respectively were paid during December 31, 2004, and 2003. Cash outlays for interest paid during 2004 and 2003 amounted to $3,793 and $406 respectively.

NOTE 10- CONCENTRATION OF CREDIT RISK AND REVENUE

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2004 and 2003, the company exceeded the insured limit by $156,575 and $87,135 respectively.

NOTE 11- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2004.

Richard W. Phillips, CPA

To the Board of Directors
First Midwest Securities, Inc.

Our audit was conducted for the purpose of forming opinions on the financial statements that comprise First Midwest Securities, Inc. basic financial statements. The accompanying supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard W. Phillips, CPA

January 24, 2005

1600 Hunt Drive, Suite B, Normal, Illinois 61761 • Phone: (309) 452-2417 • FAX: (309) 888-9261
305 West Washington, Pontiac, Illinois 61764 • Phone: (815) 842-2138 • FAX: (815) 844-1943
Member Illinois CPA Society and American Institute of Certified Public Accountants

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Schedule of Other General and Administrative Expenses
For the Years Ended December 31, 2004 and 2003

	2004	2003
Other General and Administrative Expenses		
Accounting	$ 5,790	$ 7,748
Advertising	39,766	20,164
Dues and subscriptions	5,457	950
Website and educational expenses	1,806	545
Insurance	2,354	41,871
Licenses and permits	(36,826)	7,807
Legal Fees	24,443	15,377
Miscellaneous	43,812	20,735
Office Supplies	151	2,932
Postage	5,768	5,369
Repairs, maintenance and property taxes	4,262	882
Telephone	1,106	1,888
Travel	480	2,041
Total Expenses	$ 98,369	$ 128,309

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2004 and 2003

	2004	2003
Balance at beginning of year	$ 473,338	$ 230,928
Add: Net income (loss)	229,147	242,410
Balance at end of year	$ 702,485	$ 473,338

Statements of Changes in Liabilities Subordinated to Claims of General Creditors
For the Years Ended December 31, 2004 and 2003

	2004	2003
Balance at beginning of year	$ -	$ -
Increases	-	-
Decreases	-	-
Balance at end of year	$ -	$ -

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Computation of Net Capital
December 31, 2004 and 2003

	2004	2003
Total stockholder's equity per financial statement	$ 702,485	$ 473,338
Deduct		
Haircuts on securities	(459)	-
Total nonallowable assets per statement of financial position	(127,336)	(85,443)
Net Capital	$ 574,690	$ 387,895

Computation of Excess Net Capital Requirement
December 31, 2004 and 2003

	2004	2003
Net Capital	$ 574,690	$ 387,895
Deduct: Minimum dollar net capital requirement -note 7	(100,000)	(100,000)
Excess Net Capital	$ 474,690	$ 287,895

The accompanying notes are part of these financial statements

FIRST MIDWEST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital December 31, 2004 and 2003

	2004	2003
Unaudited net capital per focus report	593,770	514,016
Adjustments to asset accounts -increase (decrease)	-	-
Adjustments to liability accounts -decrease (increase)		
Corporate taxes payable	(19,080)	(126,120)
Audited net capital	$ 574,690	$ 387,896

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement December 31, 2004 and 2003

	2004	2003
Unaudited Excess Net Capital	$ 493,770	$ 414,016
Adjustments to asset accounts- increase (decrease)	-	-
Adjustments to liability accounts-decrease (increase)		
Corporate taxes payable	(19,080)	(126,120)
Audited Excess Net Capital	$ 474,690	$ 287,896

The accompanying notes are part of these financial statements

Richard W. Phillips, CPA

To the Board of Directors
First Midwest Securities, Inc.

We have audited the financial statements of First Midwest Securities, Inc. for the year ended December 31, 2004 and have issued our report thereon dated January 24, 2005.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing our audit of the financial statements of First Midwest Securities, Inc. for the year ended December 31, 2004, we considered its internal control for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

The management of First Midwest Securities, Inc. is responsible for establishing and maintaining an internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the controls. The objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any system of internal control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of polices and procedure may deteriorate.

Our consideration of the internal control would not necessarily disclose all maters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control and its operation; that we consider to be material weakness as defined above.

Richard W. Phillips, CPA

January 24, 2005

1600 Hunt Drive, Suite B, Normal, Illinois 61761 • Phone: (309) 452-2417 • FAX: (309) 888-9261
305 West Washington, Pontiac, Illinois 61764 • Phone: (815) 842-2138 • FAX: (815) 844-1943
Member Illinois CPA Society and American Institute of Certified Public Accountants